LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

September 13, 2011

BY EDGAR, ELECTRONIC MAIL AND OVERNIGHT DELIVERY

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ATEL 15, LLC (the "Company") Registration Statement on Form S-1 SEC File No. 333-174418

Dear Ms. Long:

We have received your comment letter dated August 12, 2011, addressed to Dean Cash and relating to the above referenced filing.

We have prepared responses, and intend to file pre-effective amendment no. 2 to the above referenced registration statement with revisions responding to your comments in approximately ten days.   In the interim, we hope to receive further state comments and any remaining FINRA comments in order to include as many changes in that amendment as may be necessary to clear the filing, and, if possible, to avoid the need for a further pre-effective amendment prior to requesting acceleration to the target effective date.  Our target effective date is the end of the first week of October.

With the electronic mail soft copy and overnight delivery hard copy of this letter, we are forwarding to the Staff a copy of the registrant’s proposed sales brochure to be used in conjunction with the prospectus, and the draft brochure is hereby submitted for your review as additional sales literature.

Ms. Pamela A. Long
Securities and Exchange Commission
September 13, 2011

Please contact me with any comments you may have concerning the proposed sales brochure or with any other questions you may have concerning this filing.

Very truly yours,

                     /s/ Paul J. Derenthal

Paul J. Derenthal

cc:	Ms. Jessica Dickerson, Staff Attorney
Mr. Craig Slivka, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission

Mr. Dean L. Cash
Mr. Paritosh Choksi Mr. Jim Ryan